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Golden State Vintners, Inc.

Statement Regarding Computation of Per Share Earnings

(In thousands, except per share data)

Exhibit 11

Basic and fully diluted earnings (loss) per share ("EPS") are determined as follows:

	Three Months Ended September 31,
	2001	2000
		(Restated)

Basic EPS Computation
Numerator:
Net income (loss)	$(344)	$344

Denominator:
Weighted average common shares	9,518	9,498

Basic EPS	$(0.04)	$0.04

Diluted EPS Computation
Numerator:
Net income (loss) and assumed conversions	$(344)	$344

Denominator:
Weighted average common shares outstanding	9,518	9,498
Stock options	—	140

Adjusted weighted average common shares	9,518	9,638

Diluted EPS	$(0.04)	$0.04

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Golden State Vintners, Inc. Statement Regarding Computation of Per Share Earnings (In thousands, except per share data)
Exhibit 11